UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : August 14, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2009

Tokyo, August 14, 2009 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 2 standards for the first quarter ended June 30, 2009 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio **	12.96%	11.76%
Tier 1 ratio	8.82%	7.76%
(2) Tier 1 capital	8,467.1	7,575.1
(3) Qualified Tier 2 capital	4,287.0	4,217.6
(4) Deductions from total qualifying capital	318.7	312.8
(5) Net qualifying capital (2) + (3) - (4)	12,435.4	11,479.9
(6) Risk-adjusted assets	95,915.7	97,611.4
(7) Required Capital *	7,673.2	7,808.9

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio ***	13.07%	12.02%
Tier 1 ratio	8.59%	7.64%
(2) Tier 1 capital	6,838.4	6,127.6
(3) Qualified Tier 2 capital	3,772.5	3,709.4
(4) Deductions from total qualifying capital	209.7	200.0
(5) Net qualifying capital (2) + (3) - (4)	10,401.2	9,637.0
(6) Risk-adjusted assets	79,526.2	80,173.8
(7) Required Capital *	6,362.0	6,413.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio ***	14.89%	12.70%
Tier 1 ratio	11.60%	10.17%
(2) Tier 1 capital	1,294.2	1,159.7
(3) Qualified Tier 2 capital	425.0	343.0
(4) Deductions from total qualifying capital	57.4	54.9
(5) Net qualifying capital (2) + (3) - (4)	1,661.8	1,447.9
(6) Risk-adjusted assets	11,155.7	11,395.3
(7) Required Capital *	892.4	911.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio ***	13.86%	12.74%
Tier 1 ratio	9.41%	8.34%
(2) Tier 1 capital	6,809.4	6,175.4
(3) Net qualifying capital	10,033.1	9,431.6
(4) Risk-adjusted assets	72,354.6	74,001.2
(5) Required Capital *	5,788.3	5,920.1

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio ***	14.66%	12.49%
Tier 1 ratio	11.24%	9.85%
(2) Tier 1 capital	1,244.3	1,112.9
(3) Net qualifying capital	1,622.1	1,411.7
(4) Risk-adjusted assets	11,063.2	11,296.5
(5) Required Capital *	885.0	903.7

Notes	*	8% of risk-adjusted assets
	**	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No. 20, 2006.
	***	Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No. 19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770